

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 8, 2008

Yermek Kudabayev
Chief Financial Officer
Bekem Metals, Inc.
170 Tchaikovsky Street, 4th Floor
Almaty, Kazakhstan 050000

      Re: **Bekem Metals, Inc.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2006
              Filed April 2, 2007
              Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
              Filed March 20, 2008
              Form 10-KSB/A #2 for the Fiscal Year Ended December 31, 2006
              Filed April 2, 2008
              File No. 0-50218

Dear Mr. Kudabayev:

      We have completed our review of your 2006 Form 10-KSB, and related amendments, and do not, at this time, have any further comments.

                    Sincerely,

                    Jill Davis
                    Branch Chief